Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

June 10, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Howell

Re: Luckycom Inc.

Amendment to Registration Statement on Form S-1

Filed June 3, 2014

File No. 333-187874

Dear Ms. Howell:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of June 9, 2014, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed June 10, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your auditor makes reference to the cumulative period from January 2, 2013 (inception) through February 28, 2014 in the scope paragraph of their report. However we note that there is no corresponding reference to this cumulative period in the opinion paragraph. Please obtain and file a revised audit report which opines on the cumulative period.

In response to this comment, the Company filed an amended registration statement to include an updated audit report to account for all periods of the audit as requested.

This correspondence shall serve as acknowledgment by the Company of the following:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUCKYCOM INC.

/s/ Kingrich Lee

Kingrich Lee